SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                       INDUSTRIAL ELECTRIC SERVICES, INC.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    456101104
                                    ---------
                                 (CUSIP NUMBER)

                              First Capital Limited
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

CUSIP No. 456101104                   13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Capital Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,744,878
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,744,878
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,744,878 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
      * The Reporting Person received the subject shares in exchange for shares of stock of China Organic Agriculture Limited in connection with the Merger Transaction (defined below), as further described in Items 2 and 3 below.
      ** Based upon 51,548,776 shares of Issuer's Common Stock issued and outstanding as of March 15, 2007.


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

CUSIP No. 456101104                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Xirong Xu
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,744,878 *
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,744,878 *
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,744,878 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * Beneficially held by First Capital Limited ("First Capital") and Xirong Xu ("Xu") by reason of Xu's control of First Capital, which Xu serves as sole director and President.
      ** Based upon 51,548,776 shares of Issuer's Common Stock issued and outstanding as of March 15, 2007.


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

Introduction.

The Reporting Person (First Capital Limited) acquired the shares of common stock, no par value per share ("Common Stock"), of Industrial Electric Services, Inc., a Florida corporation (the "Company"), to which this statement relates in connection with the Merger Transaction (defined below). In connection with such transaction, certain other persons also acquired shares of Common Stock; each Reporting Person disclaims any membership in a group with any one or more of such other persons.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of the Company, with its principal executive offices at Shennan Zhong Road, PO Box 031-072, Shenzhen, China 518000

Item 2. Identity and Background.

            (a) First Capital Limited ("First Capital"), as Reporting Person.

            (b) First Capital has a business address at 10880 Wilshire Blvd., Suite 2250, Los Angeles, California 90024.

            (c) First Capital is a holding company whose business is conducted principally at the above address.

            (d) First Capital has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) First Capital has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) First Capital is corporation organized under the laws of the State of California.

            (a) Xirong Xu ("Xu"), as Reporting Person.

            (b) Xu has a business address at 10880 Wilshire Blvd., Suite 2250, Los Angeles, California 90024.

            (c) Xu serves as President and sole director of First Capital.

            (d) Xu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Xu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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

            (f) Xu is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds.

      On March 15, 2007, the Company and its wholly-owned subsidiary, INEL Merger Sub, Inc. ("SUB"), entered into an agreement and plan of merger (the "Merger Agreement") with China Organic Agriculture Limited, a British Virgin Islands corporation ("COA") and First Capital, a shareholder of COA. Also party to the Merger Agreement were Luxesource International Investment Limited, JK Friedman Capital Limited, Shenzhen Hua Yin Guaranty & Investment Company Limited, China US Bridge Capital Limited, Simple (Hong Kong) Investment and Management Company Limited, and Huizhi Xiao, each also a shareholders of COA prior to the Closing (collectively with First Capital, the "COA Shareholders").

      Pursuant to the Merger Agreement, on March 15, 2007, COA merged with and into SUB, with COA as the survivor of the merger (the "Merger Transaction"). In exchange for its shares in COA, First Capital received from the Company 2,744,878 newly issued shares of the Common Stock, an amount proportionate to its ownership interests in COA immediately preceding the Merger Transaction.

Item 4. Purpose of Transaction.

      COA is a holding company that owns all of the issued and outstanding stock of Jilin Songyuan City ErMaPao Green Rice Limited ("ErMaPao"), a leading agricultural processing enterprise in Jilin Province engaged in the business of rice production and processing. As a result of the Merger Transaction, COA became a wholly owned subsidiary of the Company, which, in turn, made the Company the indirect owner of ErMaPao.

      The purpose of the Merger Transaction was to acquire an indirect controlling interest in ErMaPao in order to focus ErMaPao on Chinese domestic market expansion in the short- to mid-term, and to expand its market to overseas countries as a long-term strategic goal.

Item 5. Interest in Securities of the Issuer.

            (a) First Capital owns 2,744,878 shares of Common Stock of the Company, which constitutes 5.3% of the issued and outstanding shares of the Company's Common Stock. In connection with Xu's position as sole director and President, Xu may be deemed to beneficially own the 2,744,878 shares of the Company's Common Stock directly owned by First Capital. Xu expressly disclaims beneficial ownership of such shares.

            (b) First Capital and Xu together have the shared power to vote or dispose of 2,744,878 shares of the Company's Common Stock held in the name of First Capital.

            (c) Other than the Merger Transaction described in this Schedule 13D, neither Reporting Person has effected any transaction involving the Company's securities within the sixty (60) preceding days.


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

            (d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Reference is made to the Merger Agreement, which is incorporated as
Exhibit 10.1 to the Company's Form 8-K filed on March 19, 2007, and which is incorporated herein by reference.

      Other than the Merger Agreement, neither Reporting Person has any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------

    A Merger Agreement, incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Industrial Electric Services, Inc. on March 19, 2007.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            First Capital Limited

March 26, 2007                              /s/ Xirong Xu
                                            ------------------------------------
                                            Xirong Xu, President


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